Exhibit 12
EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited, dollars in thousands)

	Three Months Ended November 30,		Nine Months Ended November 30,
	2004	2005	2004	2005
EARNINGS:
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$13,013	$4,926	$(64,041)	$25,622
Add:
Fixed charges	11,320	23,419	38,651	57,729
Amortization of capitalized interest	18	18	55	55
Less:
Capitalized interest	—	—	—	—
Preferred stock dividends	2,246	2,246	6,738	6,738

Earnings	$22,105	$26,117	$(32,073)	$76,668

FIXED CHARGES:
Interest expense (including amortization of debt expenses)	$8,469	$20,487	$30,122	$49,073
Capitalized interest	—	—	—	—
Portion of rents representative of the interest factor	605	686	1,791	1,918
Preferred stock dividends	2,246	2,246	6,738	6,738

Fixed Charges	$11,320	$23,419	$38,651	$57,729

Ratio of Earnings to Fixed Charges	2.0	1.1	N/A	1.3

Deficiency	$—	$—	$70,724	$—